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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                     AMERICAN BANKERS INSURANCE GROUP, INC.
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   024456 10 5
                                 (CUSIP Number)

                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                               New York, NY 10270
                                 (212) 770-5123
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 21, 1997
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American International Group, Inc.
         I.R.S. Identification No. 13-2592361
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [X]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS*
         OO
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of Delaware

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 3,389,300
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           3,389,300
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         3,389,300
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.2%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO, HC

---------------------------------------------------------------





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ITEM 1.  SECURITY AND ISSUER

                  This Statement on Schedule 13D relates to the shares of Common Stock, par value $1.00 per share (the "Shares"), of American Bankers Insurance Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 11222 Quail Roost Drive, Miami,
Florida 33157-6596.


ITEM 2.  IDENTITY AND BACKGROUND

                  (a)-(c) and (f). This Statement is being filed by American International Group, Inc. ("AIG"). AIG is organized as a corporation under the laws of the State of Delaware, and its principal business address is 70 Pine Street, New York, NY 10270. AIG is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG's primary activities include both general and life insurance operations.

                  Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 16.1%, 3.6% and 2.4%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The names of the directors and executive officers ("Covered Persons") of AIG, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Annex A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Sullivan, and Tse who are British subjects, and Mr. Cohen, who is a Canadian subject.

                  (d) and (e). During the last five years, none of AIG, SICO, The Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations


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of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS

                  As described in the response to Item 4 (which response is incorporated herein by reference), the Shares to which this Statement on
Schedule 13D relates have not been purchased by AIG. In connection with, and as a condition to, AIG and the Issuer entering into the Merger Agreement (as defined in the response to Item 4), certain shareholders of the Issuer holding approximately 8.2% of the outstanding Shares have entered into the Voting Agreement (as defined in the response to Item 4) pursuant to which such shareholders have agreed to vote their Shares in favor of adoption of the Merger Agreement and approval of the Merger (as defined in the response to Item 4), if requested by AIG, to grant to AIG an irrevocable proxy with respect to such Shares and not to dispose of such Shares, subject to certain exceptions.


ITEM 4.  PURPOSE OF TRANSACTION

                  On December 21, 1997, the Issuer, AIG and AIGF, Inc., a wholly owned subsidiary of AIG ("AIGF"), entered into an Agreement and Plan of Merger which provides, among other things, that, subject to the satisfaction of the terms and conditions therein, the Issuer will merge (the "Merger") with and into AIGF. The separate existence of the Issuer will cease upon consummation of the Merger. AIGF will be the surviving corporation in the Merger and will be renamed "American Bankers Insurance Group, Inc." following the Merger. The Merger Agreement was amended and restated as of January 7, 1998 (as so amended and restated, hereinafter the "Merger Agreement").

                  Subject to certain limitations described in the Merger Agreement, holders of Shares that elect to receive cash will receive $47.00 in cash in exchange for each Share. Subject to certain elections of AIG set forth in the Merger Agreement, holders of Shares that elect to receive common stock, par value $2.50 per share, of AIG (the "AIG Common Stock") or that make no election will receive a portion of a share of AIG Common Stock with a value equal to $47.00 (as determined based on the average of the closing prices per share of AIG Common Stock on the New York Stock Exchange for the ten trading days ending on the third trading day prior to the date that the Merger is consummated) in exchange for each Share. Each share of $3.125 Series B Cumulative Convertible Preferred Stock of the Issuer (the "Preferred Shares") will be canceled in the Merger in exchange for one share of AIG Series C Preferred Stock, par value $5.00 (the

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CUSIP NO. 024456 10 5                                      PAGE 5  OF 15 PAGES
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"AIG Series C Preferred Stock"), to be issued on terms substantially similar to the Preferred Shares. The AIG Series C Preferred Stock will be convertible into AIG Common Stock.

                  In connection with the Merger, AIG and the Issuer have entered into a stock option agreement (the "Stock Option Agreement") under which the Issuer has granted AIG an option to purchase a number of newly issued Shares equal to approximately 19.9% of the outstanding number of Shares if certain events occur.

                  In addition, certain shareholders of the Issuer holding approximately 8.2% of the outstanding Shares have entered into a voting agreement with AIG (the "Voting Agreement") pursuant to which such shareholders have agreed to vote their Shares in favor of adoption of the Merger Agreement and approval of the Merger, if requested by AIG, to grant to AIG an irrevocable proxy with respect to such Shares and not to dispose of such Shares, subject to certain exceptions.

                  The Merger Agreement requires the approval of the holders of a majority of the outstanding Preferred Shares and a majority of the outstanding Shares, each voting as a separate class.

                  The purpose of the transactions under the Stock Option Agreement and the Voting Agreement is to enable AIG to consummate the transactions contemplated under the Merger Agreement. The Stock Option Agreement and Voting Agreement also may make it more difficult and expensive for the Issuer to consummate a business combination with a party other than AIG.

                  Upon consummation of the Merger, the Shares and Preferred Shares would cease to be listed on the New York Stock Exchange and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                  Except as contemplated by the Merger Agreement, the Stock Option Agreement and the Voting Agreement or as otherwise set forth in this Item 4, AIG has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the



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CUSIP NO. 024456 10 5                                       PAGE 6  OF 15 PAGES
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present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares or Preferred Shares to cease to be listed on the New York Stock Exchange; (ix) the Shares or Preferred Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those actions set forth in this Paragraph involving the Shares or Preferred Shares.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

                  (a) and (b). 3,389,300 Shares, representing approximately 8.2% of the outstanding Shares, are subject to the Voting Agreement and therefore may be deemed to be beneficially owned both by the respective shareholders of the Issuer party to the Voting Agreement and by AIG. Inasmuch as the Voting Agreement is limited to the vote of the Shares with respect to the Merger Agreement and the Merger and certain related matters, the respective shareholders of the Issuer party to the Voting Agreement and AIG have shared power to vote or to direct the vote with respect to the Shares subject to the Voting Agreement. The Voting Agreement provides, subject to certain exceptions, that the shareholders party thereto may not dispose of their respective Shares without AIG's consent. Such shareholders and AIG therefore have shared power to dispose or direct the disposition of the Shares subject to the Voting Agreement.

                  (c). Other than the Merger Agreement, the Stock Option Agreement and the Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there have been no transactions in Shares by AIG, or, to the best knowledge of AIG, by any of the Covered Persons, during the past 60 days.

                  (d). To the best knowledge of AIG, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Voting Agreement are held by the respective shareholders party to the Voting Agreement.

                  (e).  Not applicable.


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CUSIP NO. 024456 10 5                                        PAGE 7  OF 15 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

                  Other than the Merger Agreement, Stock Option Agreement and Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between AIG and any other person, or, to the best knowledge of AIG, among any of SICO, The Starr Foundation Starr or any of the Covered Persons and any other person, with respect to the Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Agreement and Plan of Merger, dated as of December 21, 1997, as amended and restated as of January 7, 1998, among the Issuer, AIG and AIGF (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed January 13, 1998).

         Exhibit 2 Stock Option Agreement, dated as of December 21, 1997, between the Issuer and AIG (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed January 13, 1998).

         Exhibit 3 Voting Agreement, dated as of December 21, 1997, between AIG and the shareholders of the Issuer named therein (incorporated by

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CUSIP NO. 024456 10 5                                        PAGE 8  OF 15 PAGES
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                           reference to Exhibit 10.2 to the Issuer's Current
                           Report on Form 8-K, filed January 13, 1998).


                           SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998

                                            American International Group, Inc.


                                            By:   /s/ Kathleen E. Shannon
                                               -----------------------------
                                               Name:  Kathleen E. Shannon
                                               Title: Vice President and
                                                                Secretary


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CUSIP NO. 024456 10 5                                       PAGE 9  OF 15 PAGES
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                                                                         ANNEX A


                       AMERICAN INTERNATIONAL GROUP, INC.

                                   DIRECTORS


M. Bernard Aidinoff                          Sullivan & Cromwell
                                             125 Broad Street
                                             New York, New York  10004

Lloyd M. Bentsen                             Verner, Liipfert, Bernhard,
                                             McPherson & Hand
                                             2600 Texas Commerce Tower
                                             600 Travis Street
                                             Suite 2600
                                             Houston, Texas 77002

Pei-yuan Chia                                298 Bedford - Banksville Road
                                             Bedford, New York  10506

Marshall A. Cohen                            Cassels, Brock & Blackwell
                                             40 King Street West
                                             20th Fl.
                                             Toronto, Ontario M5H 3C2

Barber B. Conable, Jr.                       P.O. Box 218
                                             Alexander, New York  14005

Martin S. Feldstein                          National Bureau of Economic
                                             Research, Inc.
                                             1050 Massachusetts Avenue
                                             Cambridge, Massachusetts 02138

Leslie L. Gonda                              International Lease Finance
                                             Corporation
                                             1999 Avenue of the Stars
                                             Los Angeles, California  90067

Evan G. Greenberg                            American International Group,
                                             Inc.
                                             70 Pine Street
                                             New York, New York 10270

M. R. Greenberg                              American International Group,
                                             Inc.
                                             70 Pine Street
                                             New York, New York  10270



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Carla A. Hills                                Hills & Company
                                              1200 19th Street, N.W. 5th Fl.
                                              Washington, DC  20036

Frank J. Hoenemeyer                           7 Harwood Drive
                                              Madison, New Jersey  07940

Edward E. Matthews                            American International Group,
                                              Inc.
                                              70 Pine Street
                                              New York, New York  10270

Dean P. Phypers                               220 Rosebrook Road
                                              New Canaan, Connecticut  06840

Howard I. Smith                               American International Group,
                                              Inc.
                                              70 Pine Street
                                              New York, New York  10270

Thomas R. Tizzio                              American International Group,
                                              Inc.
                                              70 Pine Street
                                              New York, New York  10270

Edmund S.W. Tse                               American International
                                              Assurance Co., Ltd.
                                              1 Stubbs Road
                                              Hong Kong

Frank G. Wisner                               American International Group,
                                              Inc.
                                              70 Pine Street
                                              New York, New York 10270



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                       AMERICAN INTERNATIONAL GROUP, INC.

                               EXECUTIVE OFFICERS


M.R. Greenberg                                   Chairman & Chief
70 Pine Street                                   Executive Officer
New York, New York  10270

Thomas R. Tizzio                                 Senior Vice Chairman -
70 Pine Street                                   General Insurance
New York, New York  10270

Edward E. Matthews                               Vice Chairman
70 Pine Street                                   Investments & Financial
New York, New York  10270                        Services

Edmund S.W. Tse                                  Vice Chairman - Life
 American International                          Insurance
 Assurance Co., Ltd.
1 Stubbs Road
Hong Kong

Frank G. Wisner                                  Vice Chairman - External
70 Pine Street                                   Affairs
New York, New York 10270

Evan G. Greenberg                                President & Chief
70 Pine Street                                   Operating Officer
New York, New York  10270

Edwin A.G. Manton                                Senior Advisor
70 Pine Street
New York, New York  12070

John J. Roberts                                  Senior Advisor
70 Pine Street
New York, New York  10270

Ernest E. Stempel                                Senior Advisor
70 Pine Street
New York, New York  10270

Robert B. Sandler                                Executive Vice President
70 Pine Street                                   - Senior Casualty Actuary
New York, New York  10270                        & Senior Claims Officer

Howard I. Smith                                  Executive Vice President,
70 Pine Street                                   Chief Financial Officer &
New York, New York 10270                         Comptroller


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Lawrence W. English                                    Senior Vice President -
70 Pine Street                                         Administration
New York, New York  10270

Axel I. Freudmann                                      Senior Vice President -
72 Wall Street                                         Human Resources
New York, New York  10270

Win J. Neuger                                          Senior Vice President &
70 Pine Street                                         Chief Investment Officer
New York, New York  10270

Martin J. Sullivan                                     Senior Vice President -
70 Pine Street                                         Foreign General Insurance
New York, New York 10270

Florence A. Davis                                      Vice President & General
70 Pine Street                                         Counsel
New York, New York  10270

William N. Dooley                                      Vice President &
70 Pine Street                                         Treasurer
New York, New York  10270

Robert E. Lewis                                        Vice President & Chief
70 Pine Street                                         Credit Officer
New York, New York  10270

Frank Petralito II                                     Vice President & Director
70 Pine Street                                         of Taxes
New York, New York  10270

Kathleen E. Shannon                                    Vice President, Secretary
70 Pine Street                                         & Associate General
New York, New York  10270                              Counsel

John T. Wooster, Jr.                                   Vice President  -
72 Wall Street                                         Communications
New York, New York  10270



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                        STARR INTERNATIONAL COMPANY, INC.

                         EXECUTIVE OFFICERS & DIRECTORS


Houghton Freeman                                   1880 Mountain Road, #14
Director                                           Stowe, Vermont 05672

Evan G. Greenberg                                  70 Pine Street
Director                                           New York, New York  10270

Maurice R. Greenberg                               70 Pine Street
Director & Chairman of                             New York, New York  10270
the Board

Joseph C.H. Johnson                                American International
Director, President                                Building
& Treasurer                                        Richmond Road
                                                   Pembroke 543 Bermuda

Edwin A.G. Manton                                  70 Pine Street
Director                                           New York, New York  10270

Edward E. Matthews                                 70 Pine Street
Director                                           New York, New York  10270

L. Michael Murphy                                  American International
Director, Vice President                           Building
& Secretary                                        Richmond Road
                                                   Pembroke  543 Bermuda

John J. Roberts                                    70 Pine Street
Director                                           New York, New York  12070

Robert M. Sandler                                  70 Pine Street
Director                                           New York, New York  10270

Howard I. Smith                                    70 Pine Street
Director                                           New York, New York 10270

Ernest E. Stempel                                  70 Pine Street
Director                                           New York, New York  10270

Thomas R. Tizzio                                   70 Pine Street
Director                                           New York, New York  10270

Edmund S.W. Tse                                    1, Stubbs Road
Director                                           Hong Kong



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                              THE STARR FOUNDATION

                         EXECUTIVE OFFICERS & DIRECTORS


M.R. Greenberg                                     70 Pine Street
Director and Chairman                              New York, New York  10270

T.C. Hsu                                           70 Pine Street
Director and President                             New York, New York  10270

Marion Breen                                       70 Pine Street
Director and Vice President                        New York, New York  10270

John J. Roberts                                    70 Pine Street
Director                                           New York, New York  10270

Ernest E. Stempel                                  70 Pine Street
Director                                           New York, New York  10270

Houghton Freeman                                   1880 Mountain Road, #14
Director                                           Stowe, Vermont   05672

Edwin A.G. Manton                                  70 Pine Street
Director                                           New York, New York  10270

Gladys Thomas                                      70 Pine Street
Vice President                                     New York, New York  10270

Frank Tengi                                        70 Pine Street
Treasurer                                          New York, New York  10270

Ida Galler                                         70 Pine Street
Secretary                                          New York, New York  10270



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                             C.V. STARR & CO., INC.

                         EXECUTIVE OFFICERS & DIRECTORS


Houghton Freeman                                 1880 Mountain Road, #14
Director                                         Stowe, Vermont  05672

E.G. Greenberg                                   70 Pine Street
Director & Executive Vice President              New York, New York 10270

Maurice R. Greenberg                             70 Pine Street
Director, President &                            New York, New York  10270
Chief Executive Officer

Edwin A.G. Manton                                70 Pine Street
Director                                         New York, New York  10270

Edward E. Matthews                               70 Pine Street
Director, Senior Vice                            New York, New York  10270
President & Secretary

John J. Roberts                                  70 Pine Street
Director                                         New York, New York  10270

Robert M. Sandler                                70 Pine Street
Director & Vice President                        New York, New York  10270

Howard I. Smith                                  70 Pine Street
Director & Senior Vice President                 New York, New York  10270

Ernest E. Stempel                                70 Pine Street
Director                                         New York, New York  10270

Thomas R. Tizzio                                 70 Pine Street
Director & Senior Vice President                 New York, New York  10270

Edmund S.W. Tse                                  1, Stubbs Road
Director & Senior Vice President                 Hong Kong

Gary Nitzsche                                    70 Pine Street
Treasurer                                        New York, New York  10270